UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                                               SEC FILE NUMBER
                                                                    1-7234

                                                                 CUSIP NUMBER
                                                                  36225V 10 4

[x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

         For Period Ended: December 31, 2004

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code:    White Plains, NY 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)


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

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense because an unexpected significant large portion of the time and effort of its financial reporting personnel has been devoted to the preparation of the required disclosures related to the evaluation and assessment of the Registrant's internal controls over financial reporting as of December 31, 2004.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Andrea D. Kantor          914                   249-9716
           ----------------------    ---------        ------------------------
                    Name             Area Code             Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.


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

On March 16, 2005 the Registrant filed a Form
8-K announcing the issuance of the following earnings press release containing its financial results for the quarter and year ended December 31, 2004:

In the fourth quarter of 2004, revenue at GP Strategies increased by $12.8 million to $52.7 million, as compared to revenue of $39.9 million in the fourth quarter of 2003. This increase is primarily attributable to the $12.0 million revenue increase at General Physics.

In the fourth quarter of 2004, General Physics' revenue increased by $12.0 million or 35% to $45.8 million, as compared to revenue of $33.8 million in the fourth quarter of 2003. General Physics recognized approximately $3.0 million in revenue in the fourth quarter of 2004 from disaster relief services in the aftermath of the Florida hurricanes.

For the quarter ended December 31, 2004, income from continuing operations was $21.6 million as compared to a loss of $2.0 million for the quarter ended December 31, 2003. The improvement was primarily due to increased profitability at General Physics; a $13.7 million gain on an arbitration award, net of fees, related to the Company's dispute with Electronic Data Systems Corporation; and an income tax benefit of $9.2 million, related to the recognition of approximately $15.0 million of net deferred tax assets in the fourth quarter of 2004. Diluted income (loss) from continuing operations per common share was $1.15 for the quarter ended December 31, 2004 as compared to a loss of $(0.11) for the quarter ended December 31, 2003.

For the year ended December 31, 2004, revenue increased by $54.0 million to $194.0 million, as compared to revenue of $140.0 million in the prior year. This 39% increase in revenue is primarily attributable to the increase in revenue at General Physics and to the consolidation of the results of operations of GSE for all of 2004 compared to only the fourth quarter of 2003. Prior to October 2003, the Company accounted for its investment in GSE using the equity method.

General Physics' revenue increased by $31.1 million or 23% for the year ended December 31, 2004 to $165.1 million, as compared to revenue of $134.0 million in the prior year. Consolidated revenue of GSE for the year ended December 31, 2004 aggregated $28.9 million, as compared to $6.1 million for the year ended December 31, 2003.

For the year ended December 31, 2004, income from continuing operations was $22.4 million as compared to a loss of $8.1 million in the prior year. The improvement was primarily due to increased profitability at General Physics; a $13.7 million gain on an arbitration award, net of fees and an income tax benefit of $8.0 million. Diluted income (loss) from continuing operations per common share was $1.23 for the year ended December 31, 2004 as compared with a loss of $(0.47) in the prior year


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




The following table summarizes the revenue of GP Strategies Corporation, by reporting segment, and the consolidated results of their operations for the quarters and years ended December 31, 2004 and 2003. As previously announced, GP Strategies Corporation ("the Company" or "GP Strategies") completed the spin-off of National Patent Development Corporation ("NPDC") on November 24, 2004. Subsequent to the spin -off, the Company's operations consist of General Physics Corporation ("General Physics") and GSE Systems, Inc. ("GSE") a majority-owned subsidiary and the Company ceased to have ownership interest in NPDC. The operations of NPDC, which included Five Star Products, Inc and MXL Industries, Inc., have been reclassified to discontinued operations for all periods presented.


(Unaudited - in thousands):


                                                                      Quarters Ended             Years Ended
                                                                        December 31,              December 31,
                                                               -----------------------------    -------------------------------
                                                               -------------- --------------    -------------- ----------------

                                                                    2004        2003               2004 (1)          2003
                                                                    ----        ----               --------          ----
Revenue
General Physics                                                    $45,803        $33,805           $165,066       $133,975
GSE                                                                  6,858          6,059            28,907           6,059
                                                               -------------- --------------    -------------- ----------------
                                                               -------------- --------------    -------------- ----------------
                                                                   $52,661        $39,864           $193,973       $140,034
                                                               -------------- --------------    -------------- ----------------

Revenue                                                            $52,661        $39,864           $193,973       $140,034
Cost of revenue                                                    (45,689)       (34,268)          (168,010)      (122,939)
                                                               -------------- --------------    -------------- ----------------
                                                               -------------- --------------    -------------- ----------------
  Gross profit                                                       6,972          5,596             25,963         17,095
Selling, general & administrative expenses                          (5,129)         (4,943)          (20,757)       (19,935)
Executive bonus compensation                                        (2,978)         (2,000)           (2,978)        (3,000)
                                                               -------------- --------------    -------------- ----------------
                                                               -------------- --------------    -------------- ----------------

  Operating income (loss)                                           (1,135)        (1,347)             2,228         (5,840)

Interest expense                                                      (479)          (721)            (2,113)        (3,123)
Other income (expense)                                                 234           (184)               649           (218)
Gain on arbitration award, net of legal fees                        13,660             --             13,660             --
Gains on sales of marketable securities, net                            --            161                 --            559
Valuation adjustment of liability for warrants                          --            272                 --          1,436
                                                               -------------- --------------    -------------- ----------------
                                                               -------------- --------------    -------------- ----------------

  Income (loss) before income tax (expense) benefit
   and minority interests                                           12,280         (1,819)            14,424         (7,186)
Income tax (expense) benefit                                         9,213           (194)             8,009           (985)
                                                               -------------- --------------    -------------- ----------------
                                                               -------------- --------------    -------------- ----------------
  Income (loss) before minority interests                           21,493         (2,013)            22,433         (8,171)
Minority interests                                                      97             60                 12             60
                                                               -------------- --------------    -------------- ----------------
                                                               -------------- --------------    -------------- ----------------
  Income (loss) from continuing operations                          21,590         (1,953)            22,445         (8,111)
Income (loss) from discontinued operations,
   net of income tax (expense) benefit                                 (23)            93                 75           (165)
                                                               -------------- --------------    -------------- ----------------
                                                               -------------- --------------    -------------- ----------------
  Net income (loss)                                                $21,567        $(1,860)         $  22,520      $  (8,276)
                                                               ============== ==============    ============== ================
                                                               ============== ==============    ============== ================

Per common share data:
Basic
  Income (loss) from continuing operations                      $     1.21          $   (.11)     $    1.27      $    (0.47)
  Income (loss) from discontinued operations                            --               .01             --           (0.01)
  Net income (loss)                                             $     1.21          $   (.10)     $    1.27      $    (0.48)
Diluted
  Income (loss) from continuing operations                      $     1.15          $   (.11)     $    1.23      $    (0.47)
  Income (loss) from discontinued operations                            --               .01             --           (0.01)
  Net income (loss)                                             $     1.15          $   (.10)     $    1.23      $    (0.48)

 (1) Prior to October 2003, the Company accounted for its investment in GSE using the equity method.


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



The following table summarizes the condensed consolidated balance sheet data of GP Strategies Corporation, as of December 31, 2004 and 2003. On November 24, 2004, the Company distributed net assets of $26.0 million to NPDC in connection with its spin-off.

  (Unaudited - in thousands):


                                                                                                        December 31,
                                                                                                     2004           2003
                                                                                                     -----          ----
  Current assets:
     Cash and cash equivalents                                                                      $2,417         $4,416
     Cash held in escrow from arbitration                                                           13,798             --
     Accounts and other receivables                                                                 31,114         39,737
     Costs and estimated earnings in excess of billings on uncompleted contracts                    16,834         14,502
     Inventories                                                                                        --         28,300
     Prepaid expenses and other current assets                                                       5,828          6,705
                                                                                              -------------- -------------
                                                                                              -------------- -------------
        Total current assets                                                                        69,991         93,660
  Property, plant and equipment, net                                                                 2,673          8,994
  Goodwill and other intangibles                                                                    63,404         63,426
  Other assets                                                                                      19,967         22,243
                                                                                              -------------- -------------
                                                                                              -------------- -------------
        Total assets                                                                              $156,035       $188,323
                                                                                              ============== =============
                                                                                              ============== =============

  Current liabilities:
     Current maturities of long-term debt                                                             $100         $1,112
     Short-term borrowings                                                                           6,068         26,521
     Accounts payable and accrued expenses                                                          33,219         38,107
     Billings in excess of costs and estimated earnings on uncompleted contracts                    10,003          9,922
                                                                                              -------------- -------------
                                                                                              -------------- -------------
        Total current liabilities                                                                   49,390         75,662
  Long-term debt less current maturities                                                            10,951         13,749
  Other non-current liabilities                                                                      1,739          1,728
                                                                                              -------------- -------------
                                                                                              -------------- -------------
        Total liabilities                                                                           62,080         91,139
  Minority interests                                                                                 2,335          4,372
  Total stockholders equity                                                                         91,620         92,812
                                                                                              -------------- -------------
                                                                                              -------------- -------------
        Total liabilities and stockholders' equity                                                $156,035       $188,323
                                                                                              ============== =============



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


                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    March 17, 2005              President and Chief Financial Officer